Himalaya Shipping Ltd. (HSHP) – Commercial Update

Hamilton, Bermuda, January 12, 2024

In December 2023, the Company achieved average time charter equivalent (“TCE”) earnings of approximately US$34,900 per day, gross1, including average daily scrubber and LNG benefits of approximately US$2,300 per day. Following the conversion of the index-linked time charters to fixed time charters, all the Company’s six vessels were trading on fixed time charters. The Company’s cash break-even TCE is estimated to be approximately $24,500 per day.

The Baltic 5TC Capesize Index averaged US$37,333 during December 2023.

In addition, Himalaya Shipping Ltd. is pleased to announce that it has successfully taken delivery of three 210,000 dwt Newcastlemax dual fuel newbuildings, which the Company had on order from New Times Shipyard.

The vessels (“Mount Bandeira”) and (“Mount Hua”) will commence time charters, initially expiring in December 2026, with an evergreen structure thereafter, while (“Mount Elbrus”) will commence a 22 to 26 month time charter plus an option exercisable by the counterparty for a further 11 to 13 months. All vessels will earn an index-linked rate, reflecting a significant premium to a standard Capesize vessel. The time charters also include a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as certain rights to convert the time charter to a fixed rate based on the prevailing forward freight agreement (FFA) curve from time to time.

"We are excited to have a sailing fleet of nine vessels which all are on charter to counterparties. The shipyard has again proven to be able to deliver high-quality vessels slightly ahead of schedule. The recent development in the freight market has shown a much tighter balance between supply and demand than most analysts had anticipated and resulted in day-rates well above the Company’s estimated Capesize equivalent cash-break even of $15,500 per day. We should still experience volatility for large dry bulk carriers, but with an aging fleet coupled with a historic low orderbook, Management has a constructive long-term market outlook. We have no intention to invest in new capacity, which will enable us to return most of the cash generated after debt service to our shareholders.” says Herman Billung, contracted CEO of Himalaya Shipping.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has nine vessels in operation and three Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by Q2 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under the heading “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
December 31, 2023
Time charter revenues	$6.3
Address commission	$0.2
Operating revenues, gross	$6.5

Fleet operational days	186
Average Daily TCE Earnings, gross	$34,900